[redacted]

SECURI[barcode] 06050437 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities Management Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

[illegible] Suite 200

(No. and Street)

Pasadena California 91105

(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 27 2006 BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

NANCY L. MCKINZIE Commission # 1508306 Notary Public - California Los Angeles County My Comm. Expires Apr 27, 2008

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Hood (626) 796-6622

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates

(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd., Suite 520 Encino CA 91436

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 25 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities Management Inc, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Subscribed and Sworn to on October 16,2006

Signature

President and CEO

Title

Notary Public

NANCY L. MC KENZIE
Commission # 1568366
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2006 AND 2005

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

We have audited the accompanying balance sheets of First Wilshire Securities Management, Inc. as of September 30, 2006 and 2005, and the related statements of operations and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities Management, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates

October 17, 2006
San Diego, California

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
BALANCE SHEETS
SEPTEMBER 30, 2006 AND 2005

ASSETS

	2006	2005
Current Assets		
Cash and cash equivalents	$687,310	$495,065
Receivable from brokers and dealers	73,529	130,943
Other receivable, related party	0	2,400
Investments	224,696	212,564
Loan receivable	0	50,000
Prepaid expenses	7,400	7,400
Total Current Assets	992,935	898,372
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $146,294 and $134,470, respectively.	62,369	40,787
Total Fixed Assets	62,369	40,787
Other Assets		
Deposit	8,500	8,500
Total Other Assets	8,500	8,500
Total Assets	$1,063,804	$947,659

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current Liabilities		
Accounts payable	$8,045	$10,048
Income tax payable	4,094	800
Accrued expenses	424,495	492,711
Total Current Liabilities	436,634	503,559
Stockholders' Equity		
Common stock, 46,700 and 33,950 shares authorized and outstanding, $1 par value	46,700	33,950
Additional paid in capital	181,660	74,410
Retained earnings	398,810	335,740
Total Stockholders' Equity	627,170	444,100
Total Liabilities and Stockholders' Equity	$1,063,804	$947,659

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
Revenue		
Commissions and fees	$6,563,188	$4,426,532
Total Revenue	6,563,188	4,426,532
Expense		
Commissions	944,989	576,037
Salaries, payroll taxes and benefits	4,823,383	3,090,317
Occupancy and equipment expenses	86,550	216,798
Professional services	15,041	48,761
Clearing charges	255,152	164,902
Other expenses	317,317	278,238
Total Expenses	6,442,432	4,375,053
Income from Operations	120,755	51,478
Total Other (Income) and Expense		
Interest income	(16,030)	(9,403)
Interest expense	65	0
Bad debt	50,000	0
Dividend income	(12,043)	(3,560)
Realized trading (gain) loss	1,673	(1,826)
Unrealized investment (gain) loss	(4,702)	(624)
Depreciation and amortization	27,222	10,468
Total Other (Income) and Expense	46,185	(4,945)
INCOME BEFORE PROVISION FOR INCOME TAXES	74,570	56,423
Income tax provision	11,500	11,323
NET INCOME	$63,070	$45,100

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$63,070	$45,100
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	27,222	10,468
Bad debt	50,000	0
Decrease (Increase) in receivable from Brokers and Dealers	57,414	4,522
Decrease (Increase) in other receivable	2,400	1,179
Decrease (Increase) in prepaid expenses and deposits	0	(11,046)
(Decrease) Increase in accounts payable	(2,003)	(562)
(Decrease) Increase in income tax payable	3,294	(1,100)
(Decrease) Increase in accrued expenses	(68,216)	302,693
Total Adjustments	70,111	306,154
Net cash provided by operations	133,181	351,254
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of loan	0	(50,000)
Proceeds from sale of securities	326,957	182,022
Purchase of securities	(339,789)	(190,526)
Purchase of furniture and equipment	(48,104)	(22,315)
Net cash (used in) investing activities	(60,936)	(80,819)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of common stock	120,000	0
Net cash provided by financing activities	120,000	0
Net increase in cash	192,245	270,435
Cash at beginning of period	495,065	224,630
Cash at end of period	$687,310	$495,065
Supplemental cash flow disclosures:		
Income tax payments	$8,206	$11,563
Interest payments	$65	$0

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
Common Stock		
Balance at beginning of year	$33,950	$33,950
Sale of common stock	12,750	0
Balance at end of year	46,700	33,950
Additional paid in capital		
Balance at beginning of year	74,410	74,410
Sale of common stock	107,250	0
Balance at end of year	181,660	74,410
Retained earnings		
Balance at beginning of year	335,740	290,640
Net income for year	63,070	45,100
Balance at end of year	398,810	335,740
Total Equity	$627,170	$444,100

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc on September 10, 1973.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Investments
Investments that were held during the year ended September 30, 2006 and 2005 consisted of mutual funds and stocks.

Investments were comprised of the following at September 30, 2006 and 2005 :

Type of Investments	**2006**	**2005**
Stocks	$ 18,626	$ 6,497
Mutual funds	206,070	206,067
Total	$224,696	$ 212,564

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2006 AND 2005

Note B - Accounting Policies (Continued)

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Automobiles	5 years
Leasehold Improvements	Balance of lease at time of improvement
Furniture and Fixtures	3 to 10 years
Office Equipment	3 to 10 years

Customer Transactions
The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $100,000 and $10,000,000, respectively. As of September 30, 2006 and 2005, there were $332,984 and $183,031 uninsured cash balances respectively.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2006 and 2005, the Company had net capital requirements of $100,000 and net capital of approximately $517,515 and $316,788, respectively.

Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Commitments

The Company leases office facilities and some of its equipment under non-cancelable operating leases. These leases expire at various dates through 2012 and may contain renewal options. Rent expense for years ended September 30, 2006 and 2005 was $86,550 and $216,789 respectively. The decrease in rent expense of $137,059 is directly related to an invoice in the amount of $146,364 that the Company received from its landlord on September 9, 2005. The invoice was for charges, here-to-for not billed by the landlord, for increased building maintenance costs for the years 2001 through 2004. The Company has accrued the total amount due but is currently negotiating the payment amount with the landlord.

The future minimum lease obligation resulting from these agreements are as follows:

Fiscal year ending

2007	$88,800
2008	91,000
2009	93,400
2010	95,800
Thereafter	207,200
Total	$576,200

Note G - Furniture and Equipment

	2006	2005
Furniture and equipment	$192,486	$146,922
Leasehold improvements	16,177	28,574
Total fixed assets	208,663	175,496
Accumulated depreciation	(146,294)	(134,709)
Net fixed assets	$ 62,369	$ 40,787

Note H –Stock Transactions

During the fiscal year ended September 30, 2006 the Company sold 12,750 shares of common stock to an employee and officer of the company for $120,000 under a share purchase agreement issued on October 1, 2003.

Note I – Related Party Transactions

As of September 30, 2006 the Company generated $229,160 in management fees for services provided to another company in which the shareholders of First Wilshire Securities Management, Inc. are shareholders.

As of September 30, 2006 and 2005, the Company had a non interest bearning loan to an employee of the Company for $0 and $2,400 respectively.

Note J - Income Tax Provision

At September 30, 2006 and 2005, the Company has made a $6,400 and $6,400 Federal and $5,100 and $4,832 California State Franchise Tax provision in each year, respectively.

Note K – Loan Receivable

On February 28, 2005, the Company loaned $50,000 to an unrelated company. The terms of the loan are: interest at 12% per annum, with interest and principle due on June 30, 2006. As an incentive to make the loan, the Company also received stock warrants to purchase 10,000 shares of common stock at $1.25 per share of a third company. As of September 30, 2006, management has determined that the loan is not collectible and the balance was written off as a bad debt.

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2006 AND 2005

Note L – Compensated Absences

All full time regular covered employees are eligible for vacation with pay according to the following schedule: After one (1) full year of continuous full time employment ten (10) days of vacation, after five (5) full years of continuous full time employment fifteen (15) days of vacation, and after ten (10) full years of continuous full time employment twenty (20) days of vacation. The date of employment on a full time permanent basis will be considered the anniversary date for vacation purposes. When a regular full time employee has completed fifty-two (52) weeks of continuous employment he/she will be considered as having earned the aforementioned vacation benefits. At the end of each year and at termination, employees are paid for any accumulated annual vacation leave. As of September 30, 2006 vacation liability exists in the amount of $3,854.

SUPPLEMENTAL SCHEDULES

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2006 AND 2005

SCHEDULE I

	2006	2005
EQUITY - FISCAL YEAR ENDED	$627,170	$444,100
Less Non Allowable Assets		
Prepaid expenses	7,400	7,400
Fixed assets	62,369	40,787
Loan receivable	0	50,000
Other receivable	0	2,400
Managed account fee receivable	23,926	13,140
Petty cash	463	0
Deposit	8,500	8,500
Total Non Allowable Assets	102,658	122,227
Less Haircuts	6,997	5,095
NET CAPITAL	$517,515	$316,778
Total Liabilities	436,634	503,559
Aggregated Indebtedness	436,634	503,559
Net Capital Required	100,000	100,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	29,123	33,587
Minimum Dollar Requirement	100,000	100,000
Net Capital Requirement (greater of the two)	100,000	100,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$473,852	$266,422

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
SEPTEMBER 30, 2006 AND 2005

SCHEDULE II

	2006	2005
NET CAPITAL PER FOCUS II REPORT	$725,835	$265,352
Increase (Decrease) in income due to audit adjustments	(208,320)	51,426
NET CAPITAL	$517,515	$316,778

RECONCILIATION OF AUDIT ADJUSTMENTS:		
(Increase) decrease in bonus accrual	($190,000)	$10,000
(Increase) decrease in income tax provision	(3,294)	$0
Write off loan receivable	(50,000)	0
Increase vacation expense accrual	(1,735)	2,787
Correction to expense accounts	36,709	38,639
Increase (Decrease) in income due to audit adjustments	($208,320)	$51,426

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3

SEPTEMBER 30, 2006

Schedule III

First Wilshire Securities Management Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of First Wilshire Securities Management, Inc. as of September 30, 2006, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

October 17, 2006
San Diego, California